

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Scollar, Inc.
1535 Farmers Lane #329
Santa Rosa, CA 95405
www.scollar.com
855-940-4949

UP TO $1,000,000 OF CROWD NOTES

Scollar, Inc. (“Scollar,” “the company,” “we,” or “us”), is offering up to $1,000,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 (the “Target Amount”). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 28, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $350,000 under the Combined Offerings (the “Closing Amount”) by August 28, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $25,000 (the “Maximum Amount”) on a first come, first served basis. If the company reaches its Closing Amount prior to August 28, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other

things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Scollar, Inc. is a C Corporation incorporated on May 14, 2015, under the laws of Delaware. The company offers premium pet collars that utilize features such as GPS tracking, feeding reminders, and other high tech features.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/scollar/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Lisa R. Tamayo	CEO and Secretary	52	Appointed May 2015	Full-Time
John F. Kennedy	CTO	52	Appointed May 2015	Full-Time
Directors:				
Lisa R. Tamayo	Secretary of the Board	52	Appointed May 2015	Full-Time
John F. Kennedy	Chairman of the Board	52	Appointed May 2015	Full-Time
Lance Cottrell	Director	48	Appointed May 2017	Part-Time; Ntrepid
Carol Frank	Director	57	Appointed May 2017	Part-Time; BirdsEye Consulting
Significant employees:				
Bryant Elliott	VP of Engineering	54	Since January 2016	Part-Time; Verizon Telematics
Terry Quinn	VP of Operations	64	Since January 2016	Part-Time; Various other clients
Ethan Allen	VP of Marketing	48	Since April 2017	Part-Time; Raspberry Media

* The company currently has 8 employees and has plans to add a Chief Financial Officer in early 2018 and an additional software engineer in 2017.

Lisa Tamayo, CEO, Founder and Secretary of Board of Directors

Lisa serves as CEO for Scollar, bringing over 25 years of experience in financial planning and analysis, strategic planning, business development, and leadership to the company. She was a Co-Founder of Green Building Studio, Inc., which created a SaaS tool and XML schema to condense weeks of architecture and engineering work into mere minutes. Green Building Studio, Inc. was acquired by Autodesk in 2008. Lisa has been serving on the Board of Directors and Program Committee for the North Bay Angels since May 2013 and is the Owner and General Manager at Cherry Magnolia Properties since October 2009. Lisa holds a B.A. in Electronic Music and an MBA in Sustainable Enterprise.

John F. Kennedy, CTO, Founder, and Chairman of the Board of Directors

John, a licensed mechanical engineer, has over twenty years of experience developing sophisticated cloud service solutions that have transformed markets, the lead creator of the open Green Building XML (gbXML) schema and the Autodesk Green Building Studio web service (Insight 360), Mr. Kennedy was the President and

CTO of Green Building Studio, Inc. prior to its acquisition by Autodesk. Mr. Kennedy worked at Autodesk from 2008 through 2014, at which point he left to create Scollar. Mr. Kennedy holds both a B.S. and M.S. in mechanical engineering with an emphasis on resource sustainability and received top honors from San Francisco State University. Mr. Kennedy is a member of the North Bay Angels and serves as a Chair of the Board for Habitat for Humanity of Sonoma County.

Lance Cottrell, Director

Lance serves on the Board of Directors at Scollar and is a Chief Scientist at Ntrepid. Lance has been with Ntrepid since 2010. Lance has been at the cutting edge of Internet privacy, anonymity, and security for 20 years. Lance founded Anonymizer Inc. in 1995, and took it to a very successful exit in 2008. Before that he designed and wrote Mixmaster, an open source anonymous email platform. Lance combines skills in security, cryptography, sales, marketing, management, and business strategy. Lance's specialties include design and innovation of new products and services, leading technical teams and public speaking and writing on the subject of security.

Carol Frank, Director

Carol Frank serves on the Board of Directors at Scollar and has been a Principal at BirdsEye Consulting since 2007. The founder of three multi-million dollar pet companies, Carol is a Managing Director with MHT Partners, a leading middle-market investment bank advising pet companies in the areas of Mergers and Acquisitions. She is also a Principal in BirdsEye Consulting, focusing in the areas of sales channel strategy, licensing, executive recruiting, as well as advisory services for private equity firms interested in the pet industry. She is the author of the book, "Do As I Say, Not as I Did! Gaining Wisdom in Business Through The Mistakes of Highly Successful People." The success of her book, combined with her extensive experience as an entrepreneur, has made Carol a sought-after speaker and interview subject. Her television appearances include Oprah, MSNBC, Good Morning Texas, and NBC News.

Bryant Elliot, Vice President of Engineering

Bryant is a hardware architect and designer with over 30 years of experience developing products based on technologies such as digital video, cellular, Wi-Fi, Bluetooth and high speed broadband. Bryant has worked in Engineering at Verizon Telematics since 2008, where he architected and developed the Verizon Hum automative tracking product that is also a Wi-Fi hotspot. Prior to being acquired by Verizon in 2012, Bryant worked at the start-up Hughes Telematics, where he architected, designed and developed the State Farm 'Drive Safe and Save' tracking product. He holds a Bachelor in Electrical Engineering from Auburn University.

Terry Quinn, Vice President of Operations

Terry has over 20 years of experience in Operations and Supply Chain Management. Prior to joining Scollar, Terry served as a Board Member at OwnPhones from May 2015 to December 2015, was the Vice President of Operations at Tactus Technology from July 2015 to June 2016, and was President of TQ Consulting from April 2013 to July 2015. Terry's experience includes managing global operations and supply chains for large Fortune 500 companies like Toshiba and Qualcomm, as well as Blackberry and Kyocera Wireless. While at Qualcomm, Terry designed and implemented the first Build-To-Order process for mobile phones while outsourcing MFG from the US to China, reducing COGS by 48%. At Blackberry he managed the introduction of seven new products in two years through two plants in Mexico. Terry holds a B.S. from the University of Wisconsin-Madison and an MBA from Pepperdine University.

Ethan Allen, Vice Presidency of Marketing

Ethan has over twenty years of experience working as creative director and user experience designer launching products and services for companies such as: Best Buy, Toys "R" Us, eBay, match.com, Netscape, Nielsen

NetRatings, and Hewlett-Packard. Ethan is currently a Creative Director at Raspberry Media where he has been for the past 23 years. Ethan loves weaving brand experience, design and visual concept in the multi-screen world. Ethan has experience with creative direction, branding, user interface design, UX design, mobile design, and scrum and agile project management.

Related Party Transactions

The company's founders, Lisa Tamayo and John F. Kennedy, had extended financing of $561,565 as of December 31, 2016 to the company, through a related party note payable. The note had an interest rate of 0.65% per annum and matured in March 2018. The note converted into 1,068,384 shares of Common Stock to each founder in March 2017. Additionally, a further $35,000 in principal amount of convertible promissory notes issued in 2015 are held by the founders as of December 31, 2016. See Note 4 of our financial statements.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Relating to the Securities

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Risks Relating to the Company and its Business

- **The reviewing CPA has included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **The company has realized significant operating losses and expects to incur losses in the future.** The company has operated at a loss since inception, and these losses are likely to continue. Scollar's net losses for 2015 was $234,065 and its net loss for 2016 was $830,802. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

- **The company is a development-stage company.** Scollar was formed in 2015 and has deferred its revenues in 2016. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Scollar's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Scollar will only be able to pay dividends on any shares once its directors determine that it is financially able to do so.

- **We have limited operating history, and therefore, we cannot assess our growth rate and earnings potential.** It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

- **If the company cannot raise sufficient funds it will not succeed.** Scollar is offering Crowd Notes in the amount of up to $1,000,000 in this Offering, and may close on an offering of $100,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **Future fundraising may affect the rights of investors.** In order to expand and to survive, the company is likely to raise funds against the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **The company is controlled by its officers.** The company's officers hold more than 80% of the company's voting stock, and at the conclusion of this offering will continue to hold a majority of the company's Common Stock. Investors in this Offering will not have the ability to control a vote by the shareholders or the board of directors.

- **We have a number of competitors.** There are already a number of companies providing similar products. While these competitors may not offer the same premium pet collars that utilize features such as GPS tracking, feeding reminders, and other high tech features, they may be able to design, manufacture and sell products that achieve similar benefits to consumers at a lower price.

- **Does anyone want this product and will they pay enough for it?** The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's a better option than the competition and the company has provided the services at a level that allows the company to make a profit and still attract business.

- **The company has two patents pending.** The company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent protection of its methods of producing the product, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any company - related patents will be issued from any pending or future panted applications; (ii) the scope of any patent protection will be sufficient to provide competitive advantages; (iii) any patents the company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the company patents and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information we consider proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not alert patent infringement claims in the future with respect to its products or technologies. Any such claims would ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

- **We rely on third party vendors for equipment, supplies and manufacturing our Scollar products.** We rely on third party vendors to manufacture and supply the Scollar products. Our third party vendors may face manufacturing constraints that could impact our ability to provide our products. We can change vendors, but doing so can negatively impact our business or not provide the same benefit and outcome that the company aimed to achieve.

- **Uncertainty with respect to the US trade policy may reduce our manufacturing choices and add to our expenses.** Most of the suppliers of raw materials and/or manufacturers of our products are not in the United States. The current US President indicated a desire to re-negotiate trade deals and potentially imposing tariffs on foreign countries, including China. We may incur additional expenses if we are forced to base our manufacturing in the United States.

- **The potential market for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of May 1, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Lisa R. Tamayo-Kennedy	3,568,384 shares of Common Stock	40.58%
John F. Kennedy	3,568,384 shares of Common Stock	40.58%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

 The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- At a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 8%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $350,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 28, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of the company and do not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Convertible Promissory Notes

Interest Rate and Maturity

On December 1, 2015, the company entered into a promissory note totaling $60,000 with four investors, where two of which for principal of $35,000 were related parties to the company. The convertible promissory notes bear an interest rate of 8% and have a maturity date of December 2017.

In February 2016, the company issued an additional note for $10,000. The convertible promissory note of the company bears an interest rate of 8% and has a maturity date of February 2018.

Conversion terms

The convertible promissory notes are automatically convertible into the company's equity upon an equity financing of at least $5,000,000 at a price per share equal to the lesser of 80% of the lower price in the triggering financing (an 85% rate applies to the 2016 issuance) or the price per share implied by a $20,000,000 valuation on the fully diluted capitalization of the company. In the event of a liquidation event, the convertible promissory notes and accrued interest shall be due and payable in full prior to the closing of the liquidation transaction or convert into the company's equity at the price per share implied by a $20,000,000 valuation on the fully diluted capitalization of the company.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the Crowd Note in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the company. The perks for the Combined Offerings are as follows:

Investment Amount	Offering Perk
$500	Become a SCOLLAR PAL and receive a Scollar polo shirt or cap
$1,000	Become a SCOLLAR BUDDY and get: • A Scollar polo shirt or cap • Your choice of smart collar - Scollar Mini or Scollar Trek
$2,500	Become a SCOLLAR CHAMP and get: • A Scollar polo shirt or cap • Your choice of smart collar - Scollar Mini or Scollar Trek • 10% discount on purchases for life
$5,000	Become a SCOLLAR BFF and get: • A Scollar polo shirt or cap • Your choice of smart collar - Scollar Mini or Scollar Trek • 15% discount on purchases for life
$10,000	Become a SCOLLAR FAT CAT and get: • A Scollar polo shirt and cap • Pet lover shopping spree at the Scollar store • 15% discount for life • Invitation to the Scollar Furrbulous Festival in Autumn 2017
$25,000 or more	Become a SCOLLAR BIG DOG and get: • A Scollar polo shirt and cap • Pet lover shopping spree at the Scollar store • 15% discount on purchases for life • Invitation to the Scollar Furrbulous Festival in Autumn 2017 • Invitation to see Scollar being manufactured with CEO Tamayo

Dilution

Investors should understand the potential for dilution. Once the Crowd Notes are converted into shares of preferred stock, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected the law firm, Carle Mackie Power & Ross LLP to act as our transfer agent. They will be responsible for keeping track of who owns our Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Results of Operations

As of December 31, 2016, the company has not yet commenced planning principal operations nor generated significant revenue. The company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The company is dependent upon additional capital resources for the commencement of its planned principal operation and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the company's planned operations.

The company has not recognized any revenues for the fiscal year ended 2015 and 2016, respectively. The company has been accepting deposits and pre-selling its product "Scollar Mini." The final product is not ready for sale and therefore, no orders have been fulfilled to date. The company has deferred revenue from presale activities of $311 and $0 as of December 31, 2016 and December 31, 2015, respectively. The primary driver of changes from the year ending December 31, 2015 to the year ended December 31, 2016 was the loss from operating expenses.

The company's operating expenses consist of research and development, sales and marketing, and general and administrative costs. Operating expenses in 2016 amounted to $815,912, compared to $233,670 in 2015. The primary components of this increase were due to:

- An increase in research and development to $613,595 in 2016 compared to $224,619 in 2015.
- An increase in sales and marketing to $159,194 in 2016 compared to $4,073 in 2015.
- An increase in general and administrative costs to $43,123 in 2016 compared to $4,978 in 2015.
    1.

As a result of the foregoing factors, the company's loss from operations was $815,912 in 2016, a significant increase from $233,670 in 2015.

Other expenses primarily consist of interest expenses. Other expenses amounted to $14,890 in 2016, compared to $395 in 2015.

As a result of the foregoing factors, the company's net loss for 2016 was $830,802, a significant increase from a net loss of $234,065 in 2015.

Since the end of the period covered by the financial statements, the company has not yet recognized any revenues. The company's activities continue to primary consist of research and development and efforts to raise additional capital.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will begin production of Scollar Mini for delivery to our 300 Kickstarter backers just before the 2017 holiday season. With that,
- Within three months of production of the scollar, we could implement aggressive marketing

and sales campaigns to grow sales of Scollar Mini as well as pre-orders for Scollar Trek.

- ● Within six months of launch of production we plan to use proceeds from ongoing sales of Scollar Mini and pre-order sales of Scollar Trek to deliver Scollar Mini and Scollar Trek to customers. We will grow our staff to include customer support and sales and a CFO.
- ● Assuming we raise $1 million in this offering, we anticipate that we will be able to scale our operations at a much faster pace, including finalizing Scollar Trek for earlier delivery to customers. We would also implement a more aggressive marketing campaign to grow sales and simultaneously grow our customer support and sales staff to ensure all customers are well care for. We would hire a CFO sooner. We would also begin building our partner and developer network to expand Scollar functionality at a more accelerated pace. within 6 months of receiving the proceeds of this offering.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from financing activities, these only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $1,064,867.

The company was initially capitalized by equity investments from its shareholders in the amount of $561,565 and $97,065 as of December 31, 2016 and 2015, respectively, in addition to lines of credit and loans from the issuance of notes payable.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company orders hardware as the need for it is incurred on a particular project, it does not need or keep any significant inventory.

The company had approximately $47,355 cash on hand as of December 31, 2016. Currently, we estimate our burn rate (net cash out) to be on average $47,000 per month.

Indebtedness

The company's founders, Lisa Tamayo and John F. Kennedy, had extended financing of $561,565 and $97,065 as of December 31, 2016 and 2015, respectively, to the company, through a related party note payable. The note had an interest rate of 0.65% per annum and matured in March 2018. The note converted into 1,068,384 shares of Common Stock to each founder in March 2017.

On December 1, 2015, the company entered into promissory notes totaling $60,000 with four investors, two of which totaling $35,000 were related parties to the company; Hector Tamayo, who is Lisa's father, and Jim and Beverly Kennedy, who are John's brother and sister-in-law. These notes mature in December 2017. In February 2016 the company issued an additional note for $10,000, which matures February 2018. All notes bear 8% interest and are due in full with accrued interest at maturity. These notes are collateralized by receivables, cash accounts, inventories, and all related proceeds.

On February 17, 2016, the company entered into a $50,000 note payable. The note bears 10% interest, matures on February 17, 2021, and is payable each month in the amount of $1,062, commencing on April 1, 2016. The note is collateralized by substantially all assets of the company.

On October 28, 2016, the company entered into a $168,000 line of credit. The line of credit bears interest at a variable rate of Wall Street Journal prime plus 2.75% (6.5% as of December 31, 2016) and matures on October 28, 2023. Loan origination fees related to the line of credit of $5,276 were discounted against the note balance in the balance sheet and will be recognized to interest expense over the life of the line of credit. Principal of $151,269 was outstanding as of December 13, 2016. In February of 2017, the company paid off the line of credit outstanding as of December 31, 2016.

On March 7, 2017, the company entered into a new line of credit in the amount of $150,000 with a maturity date of April 8, 2019.

Recent Offerings of Securities

Since inception we have made the following issuances of securities:

- In December 2015, we granted 50,000 shares of Common Stock to Hector Tamayo in reliance on Section 4(a)(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for technology development purposes.

- In December 2015, we granted 50,000 shares of Common Stock to Bill and Tonya Singer in reliance on Section 4(a)(2) of the Securities Act, for consideration of $15,000. The proceeds of this offering were used for technology development purposes.

- In December 2015, we granted 50,000 shares of Common Stock to Pat Bailey and Stacia Okura in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

- In December 2015, we granted 50,000 shares of Common Stock to Jim and Beverly Kennedy in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

- In December 2015, we granted 2,500,000 shares of Common Stock to Co-Founder CTO and Director, John Kennedy, in reliance on Section 4(a)(2) of the Securities Act, for consideration of $250. The proceeds of this offering were used for technology and business development purposes.

- In December 2015, we granted 2,500,000 shares of Common Stock to Co-Founder CEO and Director, Lisa Tamayo in reliance on Section 4(a)(2) of the Securities Act, for consideration of $250. The proceeds of this offering were used for technology and business development purposes.

- In February 2016, we granted 50,000 shares of Common Stock to Nathan Johnson in reliance on Section 4(a)(2) of the Securities Act, for consideration of $10,000. The proceeds of this offering were used for technology development purposes.

- In February 2016, we granted 500,000 shares of Common Stock to Bryant Elliot in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50. The proceeds of this offering were used for technology development purposes.

- In November 2016, we granted 500,000 shares of Common Stock to Director, Terry Quinn in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50. The proceeds of this offering were used for technology development purposes.

- In March 2017, we converted John Kennedy and Lisa Tamayo's notes into 1,068,384 shares of Common Stock for consideration of $372,200 for each co-founder. In May 2017, we granted 407,002 warrants to two employees with exercise price of $0.0001 per share.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $314,250. We plan to use these proceeds as follows:

- Approximately $100,000 for engineering, design & software development.

- Approximately $150,000 for manufacturing and fulfillment.

- Approximately $30,000 for preparing Scollar Trek for pre-order sales.

- Approximately $34,250 for marketing and promotional campaigns.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise $500,000, the net proceeds of this offering to the issuer will be approximately $453,000. We plan to use these proceeds as follows.

- Approximately $193,000 for engineering, design and software development of Scollar Mini and Scollar Trek.

- Approximately $150,000 for manufacturing and fulfillment.

- Approximately $30,000 for Preparing Scollar Trek for pre-order sales .

- Approximately 40,000 for marketing and promotional campaigns.

- Approximately $40,000 for launching on Amazon..

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $915,500. We plan to use these proceeds as follows:

- Approximately $200,000 for engineering, design and software development.

- Approximately $200,000 for manufacturing and fulfillment.

- Approximately $50,000 for Preparing Scollar Trek for pre-order sales. .

- Approximately $150,000 for marketing and promotional campaigns.

- Approximately $40,000 for launching on Amazon.

- Approximately $225,500 for salary, compensation and growing staff.

- Approximately $50,000 for cultivating partnerships.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at Scollar.com/investors/reports which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/scollar/seeds.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates.

These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.